Exhibit 99

AFFILIATED PERSONS REPORT

Open Joint Stock Company Long-distance and International Communications
“Rostelecom”

Issuer’s number:	00124 — A

As of  30 09 2006

Location of the issuer:	15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation

Information contained in this affiliated persons report is disclosed in accordance with the requirements of securities legislation of the Russian Federation

Web site of the issuer:	www.rt.ru/icenter

Authorized representative of OJSC “Rostelecom” acting on the basis of letter of attorney No 12-394 dated October 14, 2005 Attorney of OJSC “Rostelecom”		/s&s/	Irina N. Shabunova
		/sign/	Name
Date:	November 14, 2006	/seal/

Identification numbers of the Issuer
TIN	7707049388
State registration number	1027700198767

I. List of affiliated persons as of	30 09 2006

No	Full name of the affiliated entity or person	Address of the entity or person (prior consent of natural person required)	The ground(s) of being affiliated	Effective from	The stake of the affiliated entity or person in the charter capital of the issuer, %	The stake of the affiliated entity or person in ordinary shares of the issuer, %
1	2	3	4	5	6	7
	Vladimir N. Bobin	St. Petersburg	Member of the Board of Directors	24.06.2006	—	—
	Valery V. Degtyarev	St. Petersburg	Member of the Board of Directors	24.06.2006	—	—
	Alexander N. Kiselev	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Sergei I. Kuznetsov	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Irina M. Ragozina	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Stanislav N. Panchenko	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Elena P. Selvich	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Natalia A. Terentyeva	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Yevgeny A. Chechelnitsky	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Valery N. Yashin	Moscow	Member of the Board of Directors	24.06.2006	—	—
	Sergei L. Akopov	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
	Stanislav P. Avdiyants	Moscow	Member of the Collective Executive Body	01.07.2006	0.000813	0.000151
	Yury A. Bilibin	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—

Andrei A. Gaiduk	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
Yevgeny V. Gerasimov	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
Dmitry M. Gurevich	Moscow	Member of the Collective Executive Body	01.07.2006	—	—
Dmitry Ye. Yerokhin	Moscow	Sole Executive Body Member of the Collective Executive Body Member of the Board of Directors	03.11.2003 01.07.2006 24.06.2006	0,000371	0,00
Alexander I. Isaev	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
Anton Yu. Klimenko	Moscow Region	Member of the Collective Executive Body	01.07.2006	—	—
Vladimir K. Mironov	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
Galina. V. Rysakova	Moscow	Member of the Collective Executive Body	01.07.2006	—	—
Vladimir V. Terekhov	St. Petersburg	Member of the Collective Executive Body	01.07.2006	—	—
Roman A. Frolov	Moscow Region	Member of the Collective Executive Body	01.07.2006	—	—
Subsidiary company, Closed Joint Stock Company “Armavir plant for manufacturing of communications equipment”	1A Urupskaya st., city of Armavir, 352903, Krasnodar region,	The entity belongs to the same group as the Company: Subsidiary company, CJSC “Armavir plant for manufacturing of communications equipment” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

Closed Joint Stock Company“AKIB for development of communications instruments and informatics Pochtobank”	68 Lenina st., city of Perm, 614096	The entity belongs to the same group as the Company: CJSC “AKIB for development of communications means and informatics Pochtobank” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company“Altai Investment Company “Altincom”	74 Internatsionalnaya st., city of Barnaul, 656049	The entity belongs to the same group as the Company: CJSC “Altai Investment Company Altincom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Altel”	54B Prospekt Lenina , city of Barnaul, 656099	The entity belongs to the same group as the Company: CJSC “Altel” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—
Closed Joint Stock Company “AMT”	24 Bolshaya Morskaya st., office 235, St. Petersburg, 191186	The entity belongs to the same group as the Company: CJSC “АМТ” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Association TV Channel”	4 Vitebskaya st., city of Chelyabinsk, 454126	The entity belongs to the same group as the Company: CJSC “Association TV Channel” is an entity under indirect control of OJSC “Svyazinvest”	03.06.2005	—	—
Closed Joint Stock Company “ATS”	22a Novotorzhskaya st., city of Tver, 170000	The entity belongs to the same group as the Company: CJSC “ATS” is an entity under indirect control of OJSC “Svyazinvest”	30.12.2005	—	—

Closed Joint Stock Company “АТС-32”	94 Mira st., city of Irkutsk, 664002	The entity belongs to the same group as the Company: CJSC “ATS-32” is an entity under indirect control of OJSC “Svyazin vest”	27.06.2006	—	—
Closed Joint Stock Company “Baikalwestcom”	68 2nd Zheleznodorozhnaya st., city of Irkutsk, 664005	The entity belongs to the same group as the Company: CJSC “Baikalwestcom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Vladimir-Teleservice”	20 Gorokhovaya st., city of Vladimir, 600017	The entity belongs to the same group as the Company: CJSC “Vladimir-Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “Yeniseytelecom”	20 Kachinskaya st., city of Krasnoyarsk, 660020	The entity belongs to the same group as the Company: CJSC “Yeniseytelecom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Svyaz”	60 Lenina st., 167610, city of Syktyvkar	The entity belongs to the same group as the Company: CJSC “Svyaz” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
Closed Joint Stock Company “Intergrator.Ru”	57 Svetlanskaya st., city of Vladivostok, 690950	The entity belongs to the same group as the Company: CJSC “Intergrator.Ru” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2005	—	—

Closed Joint Stock Company “Mobile telecommunications”	55 Plushchikha st., bldg. 2, Moscow, 119121	The entity belongs to the same group as the Company: CJSC “Mobile telecommunications”is an entity under direct control of OJSC “Svyazinvest”	15.09.1998	—	—
Closed Joint Stock Company “Narodny Telefon Saratov”	40 Kiselyova st., city of Saratov, 410600	The entity belongs to the same group as the Company: CJSC “Narodny Telefon Saratov” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Nizhegorodskaya cellular communications”	Dom Svyazi, M. Gorkogo sq., city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: CJSC “Nizhegorodskaya cellular communications”is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “Nizhegorodteleservice”	Dom Svyazi, M. Gorkogo sq , city of Nizhny Novgorod, 603000 (3 Zhukova sq., city of Nizhny Novgorod, 603107, Russia)	The entity belongs to the same group as the Company: CJSC “Nizhegorodteleservice”is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “Orenburg GSM”	11 Volodarskogo st., city of Orenburg, 460000	The entity belongs to the same group as the Company: CJSC “Orenburg GSM” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Open telecommunications”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Open telecommunications” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

Closed Joint Stock Company “Pensa-Mobile”	3/1 Kuprina st., city of Pensa, 440606	The entity belongs to the same group as the Company: CJSC “Pensa-Mobile”is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—
Closed Joint Stock Company “Region-set’”	12 Dobrolubova st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: CJSC “Region-set”is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “Rostelegraph”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Rostelegraph” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “RTCOM”	15 Kosareva st., city of Saransk, 430000	The entity belongs to the same group as the Company: CJSC “RTCOM”is an entity under indirect control of OJSC “Svyazinvest”	31.03.2005	—	—
Closed Joint Stock Company “Saratov-Mobile”	40 Kiselyova st., city of Saratov, 410600	The entity belongs to the same group as the Company: CJSC “Saratov-Mobile” is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—
Closed Joint Stock Company “Sakhalinugol-Telecom”	32 Karl Marx st., city of Yuzhno-Sakhalinsk, 693000	The entity belongs to the same group as the Company: CJSC “Sakhalinugol-Telecom” is an entity under direct control of OJSC “Svyazinvest”	30.09.2005	—	—

Closed Joint Stock Company “Startcom”	62nd Spasonalivkovsky pereulok, Moscow, 117909	The entity belongs to the same group as the Company: CJSC “Startcom” is an entity under direct control of OJSC “Svyazinvest”	20.08.1998	—	—
Closed Joint Stock Company “Stack GSM”	61 Sovetsky prospekt, city of Kemerovo, 650099	The entity belongs to the same group as the Company: CJSC “Stack GSM” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Closed Joint Stock Company “Telecom” of Ryazan region	36 Svobody st., city of Ryazan 390006	The entity belongs to the same group as the Company: CJSC“Telecom” of Ryazan region is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Teleport-Ivanovo”	90 Tashkentskaya st., city of Ivanovo, 153032	The entity belongs to the same group as the Company:CJSC “Teleport-Ivanovo” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “TeleSvyazInform”	13 Bolshevistskaya st., city of Saransk, 430000	The entity belongs to the same group as the Company: CJSC “TeleSvyazInform” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Closed Joint Stock Company “Telephone Company – Ural”	18B Tekhnicheskaya st., city of Yekaterinburg, 620090	The entity belongs to the same group as the Company: CJSC “Telephone Company – Ural” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2005	—	—

Closed Joint Stock Company “Transsvyaz”	2a Chaadayeva st., city of Nizhny Novgorod, 603035	The entity belongs to the same group as the Company: CJSC “Transsvyaz” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2004	—	—
Closed Joint Stock Company Television and Radio Broadcasting Company “Photon”	30 Zheleznodorozhnaya, city of Krasnodar, 350001	The entity belongs to the same group as the Company: CJSC “Photon”is an entity under indirect control of OJSC “Svyazinvest”	01.10.2004	—	—
Closed Joint Stock Company “Ulyanovsk-GSM”	60 Tolstogo st., city of Ulyanovsk, 432980	The entity belongs to the same group as the Company: CJSC “Ulyanovsk-GSM” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “FK-Svyaz”	14 Volgogradsky prospekt, Moscow, 109316	The entity belongs to the same group as the Company: CJSC “FK-Svyaz” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Centel”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: CJSC “Centel”is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Closed Joint Stock Company “CenterTelecomService”	23 Proletarskaya st., office 101, city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: CJSC “CentreTelecomService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

Closed Joint Stock Company “Digital Telecommunications”	20a Gagarina st., city of Cheboksary, 428000	The entity belongs to the same group as the Company: CJSC “Digital Telecommunications” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Closed Joint Stock Company “Chita Net”	22 Chaykovskogo st., Chita, 672090	The entity belongs to the same group as the Company: CJSC “Chita Net”is an entity under indirect control of OJSC “Svyazinvest”	25.08.2004	—	—
Closed Joint Stock Company “Chuvashiya-Mobile”	83 K. Ivanova st., city of Cheboksary, Republic of Chuvashiya, 428018	The entity belongs to the same group as the Company: CJSC “Chuvashiya-Mobile”is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—
Closed Joint Stock Company “Yugsvyazstroy”	110/1 Ayvazovskogo st., city of Krasnjdar, 350040	The entity belongs to the same group as the Company: CJSC “Yugsvyazstroy”is an entity under indirect control of OJSC “Svyazinvest”	24.01.2001	—	—
Non-Profit Partnership “Research Center for Problems Related to Telecommunications”	55 Plushchikha st.,bldg. 2, Moscow, 119121	The entity belongs to the same group as the Company: Non-Profit Partnership “Research Center for Problems Related to Telecommunications” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—

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Limited Liability Company “Artelecom Service”	4 Priorova proyezd, city of Arkhangelsk, 163071	The entity belongs to the same group as the Company: LLC “Artelecom Service” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Limited Liability Company “Wireless Information Technologies” (“Besprovodniye informatsionniye tekhnologii” - BIT)	220 Lenina st., city of Yuzhno-Sakhalinsk	The entity belongs to the same group as the Company: LLC “BIT” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2005	—	—
Limited Liability Company “Bona”	45 Troitsky prospect, city of Arkhangelsk, 163061	The entity belongs to the same group as the Company: LLC “Bona” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “Vladimirsky Payphone”	32a Stroiteley prospekt, city of Vladimir, 620014	The entity belongs to the same group as the Company: LLC “Vladimirsky Payphone” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “Vyatkasvyazservice”	43/1 Drelevskogo st., city of Kirov, 610000	The entity belongs to the same group as the Company: LLC “Vyatkasvyazservice” is an entity under indirect control of OJSC “Svyazinvest”	01.12.2002	—	—
Limited Liability Company “Giprosvyaz-Consulting”	11 3rd Khoroshevskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Consulting” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

Limited Liability Company “Giprosvyaz - North-West”	11a Konstantinovsky prospect, city of St. Petersburg, 197110	The entity belongs to the same group as the Company: LLC “Giprosvyaz - North-West” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2005	—	—
Limited Liability Company “Giprosvyaz-Sibir”	53 Gorkogo st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: LLC “Giprosvyaz-Sibir” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
Limited Liability Company “Intmashservice”	8 Golubinskaya st., city of Volgograd,400131	The entity belongs to the same group as the Company: LLC “Intmashservice” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Limited Liability Company “MobileCom”	17 Mira st., city of Vladimir, 600017	The entity belongs to the same group as the Company: LLC “MobileCom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “Nizhegorodsky Teleservice”	Dom Svyazi, M. Gorgogo sq., city of Nizhny Novgod, 603000	The entity belongs to the same group as the Company: LLC “Nizhegorodsky Teleservice” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2005	—	—
Limited Liability Company “Novgorod Datacom”	22 Industrialyanya st., Pankovka, city of Veliky Novgod, 173526	The entity belongs to the same group as the Company: LLC “Novgorod Datacom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

Limited Liability Company “Parma-Inform”	160 Internatsionalnaya st., city of Syktyvkar,Republic of Komi, 167982	The entity belongs to the same group as the Company: LLC “Parma-Inform” is an entity under indirect control of OJSC “Svyazinvest”	19.09.2006	—	—
Limited Liability Company “Parma Paging”	31 Kommunisticheskaya st. , city of Syktyvkar,Republic of Komi, 167610	The entity belongs to the same group as the Company: LLC “Parma Paging” is an entity under indirect control of OJSC “Svyazinvest”	16.07.2004	—	—
Limited Liability Company “Permtelecom”	45 Podlesnaya st., city of Perm, 614097	The entity belongs to the same group as the Company: LLC “Permtelecom” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “RPK Svyazist”	village Petrovskoe, Priozersky district, Leningradskaya Region, 118732	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—
Limited Liability Company “RSU-Telecom”	18 Stachek prospect, bldg. 2B, St. Petersburg, 198095	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—
Limited Liability Company “Svyaz-Service-Irga”	21 Esenina st., city of Ryazan, 390046	The entity belongs to the same group as the Company: LLC “Svyaz-Service-Irga” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Limited Liability Company “SvyazProjectService”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: LLC “SvyazProjectService” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—

Limited Liability Company “SZT-Finance” (“North-West Telecom – Finance”)	26 Bolshaya Morskaya st., office 422, St. Petersburg, 191186	The entity belongs to the same group as the Company: LLC “SZT-Finance” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2004	—	—
Limited Liability Company “Telecom-Terminal”	13 Prospekt Lenina st., city of Ivanovo, 153000	The entity belongs to the same group as the Company: LLC “Telecom-Terminal” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “Telecom-Stroy”	6 2nd Minsky Pereulok st., city of Ivanovo, 153017	The entity belongs to the same group as the Company: LLC “Telecom-Stroy” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2003	—	—
Limited Liability Company “TO Accept”	235 Kommunarov st., city of Krasnodar, 350020	The entity belongs to the same group as the Company: LLC “TO Accept” is an entity under indirect control of OJSC “Svyazinvest”	30.09.2004	—	—
Limited Liability Company “Factorial-99”	47 Bratsky Pereulok st., city of Rostov-on-Don, 344082	The entity belongs to the same group as the Company: LLC “Factorial-99” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Limited Liability Company “Yug-Giprosvyaz”	67 Gagarina st., city of Krasnodar, 350062	The entity belongs to the same group as the Company: LLC “Yug-Giprosvyaz” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Limited Liability Company “YuTK-Finance” (“South Telecommunications Company-Finance”)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as OJSC “Svyazinvest”	2003	—	—

Limited Liability Company Private Security Company “Zashchita”	47/1 Sovietskaya st., city of Volgograd, 400005	The entity belongs to the same group as the Company: LLC Private Security Company “Zashchita” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Limited Liability Company Private Security Company “Rostelecom-Security”	2 Deguninskaya st., bldg. 2, Moscow, 127486	The entity belongs to the same group as the Company: LLC Private Security Company “Rostelecom-Security” is an entity under direct control of OJSC “Svyazinvest”	30.06.2004	—	—
Open Joint Stock Company “Joint stock company of telecommunications development “Mobiltelecom”	7 Batora st., city of Ulan-Ude, 670000	The entity belongs to the same group as the Company: OJSC “Joint stock company of telecommunications development “Mobiltelecom”is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
Open Joint Stock Company “VolgaTelecom”	Dom Svyazi, M. Gorkogo sq., city of Nizhny Novgorod, 603000	The entity belongs to the same group as the Company: OJSC “VolgaTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Giprosvyaz”	11 3rd Khoroshovskaya st., Moscow, 123298	The entity belongs to the same group as the Company: OJSC “Giprosvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Dalsvyaz” (“Far East Telecommunications Company”)	57 Svetlanskaya st., city of Vladivostok, 690600	The entity belongs to the same group as the Company: OJSC “Dalsvyaz” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

Open Joint Stock Company “Commercial data networks “OMRICS”	10 Tereshkovoy st.,city of Orenburg, 460018	The entity belongs to the same group as the Company: OJSC “Commercial data networks “OMRICS” is an entity under indirect control of OJSC “Svyazinvest”	30.06.2004	—	—
Open Joint Stock Company “Svyazintek”	55 Plushchikha st., bldg. 2, Moscow, 119121	The entity belongs to the same group as the Company: OJSC “Svyazintek” is an entity under indirect control of OJSC “Svyazinvest”	13.04.2005	—	—
Open Joint Stock Company “NGTS-Page”	15/3 Vystavochnaya st., city of Novvosibirsk, 630078	The entity belongs to the same group as the Company: OJSC “NGTS-Page” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—
Open Joint Stock Company “Health Improvement Complex “Orbita”	village of Olginka, Tuapse district, Krasnodar Territory, 352840	The entity belongs to the same group as the Company: OJSC “Health Improvement Complex “Orbita” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2003	—	—
Open Joint Stock Company “Regional Information Networks”	1 Trudovaya st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Regional Information Networks” is an entity under indirect control of OJSC “Svyazinvest”	28.07.2003	—	—
Open Joint Stock Company “Russian telecommunications network”	2/15 Maroseyka st., Moscow, 101000	The entity belongs to the same group as the Company: OJSC “Russian telecommunications network” is an entity under indirect control of OJSC “Svyazinvest”	31.03.2004	—	—

Open Joint Stock Company of Communications & Informatics of the Republic of Dagestan (“Dagsvyazinform”)	3 Prospekt Rasula Gazmatova st., city of Makhachkala, 367000	The entity belongs to the same group as the Company: OJSC “Dagsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	18.09.1995	—	—
Open Joint Stock Company “North-West Telecom”	14/26 Gorokhovaya st., city of St. Petersburg, 191186	The entity belongs to the same group as the Company: OJSC “North-West Telecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Sibirtelecom”	53 M. Gorkogo st., city of Novosibirsk, 630099	The entity belongs to the same group as the Company: OJSC “Sibirtelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company named after V.V. Kuzminov “Stavtelecom”	10/12 Prospekt Oktyabrskoy Revolutsii st., city of Stavropol, 355035	The entity belongs to the same group as the Company: OJSC “Stavtelecom” is an entity under direct control of OJSC “Svyazinvest”	11.10.2002	—	—
Open Joint Stock Company “Uralsvyazinform”	11 Moskovskaya st., city of Yekaterinburg, 620014	The entity belongs to the same group as the Company: OJSC “Uralsvyazinform” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Centralnaya telecommunicatsionnaya kompaniya” (“CenterTelecom”)	23 Proletarskaya st., city of Khimki, Moscow Region, 141400	The entity belongs to the same group as the Company: OJSC “CenterTelecom” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Central telegraph”	7 Tverskaya st., Moscow, 103375	The entity belongs to the same group as the Company: OJSC “Central telegraph” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—

Open Joint Stock Company “Yuzhnaya Telecommunicatsionnaya Kompaniya” (South Telecommunications Company - YuTK)	66 Karasunskaya st., city of Krasnodar, 350000	The entity belongs to the same group as the Company: OJSC “YuTK” is an entity under direct control of OJSC “Svyazinvest”	08.07.1997	—	—
Open Joint Stock Company “Tatincom-T”	20A Lomzhinskaya st., city of Kazan, Republic of Tatarstan, 420140	The entity belongs to the same group as the Company: OJSC “Tatincom-T” is an entity under indirect control of OJSC “Svyazinvest”	2003	—	—
Open Joint Stock Company “Investitsionnaya kompaniya svyazi” (“Svyazinvest”)	55 Plushchikha st., bldg.2, Moscow, 119121	This entity is entitled to dispose over 20% of the Company’s voting shares	08.07.1997	38.00	50.67
Federal Agency for Federal Property Management	Nikolsky Pereulok st., Moscow, 103685	The entity indirectly controls the Company	03.12.2004	—	—
Autonomous non-commercial organization “NTCS TsNIIS-RTC”	8 1st Proyezd Perova Polya, Moscow, 111141	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	26.02.1996	—	—
Closed Joint Stock Company “Razbeg-Marafon”	56 Trifonovskaya st., Moscow, 129110	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	28.11.1994	—	—

Subsidiary company Boarding House “Malakhit”	15, Sherbakova st., city of Yalta, Autonomous Republic of Crimea, 334200, Ukraine	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.12.2001	—	—
Closed Joint Stock Company “Aquapark-RT”	5 Delegatskaya st., Moscow, 103091	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	29.03.1996	—	—
Closed Joint Stock Company “Westelcom”	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.12.1992	—	—
Closed Joint Stock Company “Globalstar – Space Telecommunications”	25 Dubovaya Roshcha st., bldg.2, Moscow, 127427	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	20.09.1996	—	—

Closed Joint Stock Company “Globus Telecom”	38 Obraztsova st., Moscow, 127018	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	04.04.2006	—	—
Closed Joint Stock Company “Zebra Telecom”	Trubnaya st., bldg. 3, Moscow, 103051	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	07.03.2006	—	—
Closed Joint Stock Company “Incom”	27\26 Zubovsky Boulevard, bldg. 3, Moscow, 119021	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	30.11.2000	—	—
Closed Joint Stock Company Information Agency “InformCourier-Svyaz”	6 4th Verkhny Mikhailovsky Proyezd st., bldg. .1, Moscow, 117419	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	15.12.2000	—	—

Closed Joint Stock Company “Moskovsky Tsentr Novykh Tekhnology Telekommunikatsy” (“The Moscow Center of New Telecommunications Technologies”)	46 Arbat st., Moscow, 121002	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	09.10.2002	—	—
Closed Joint Stock Company Scientific and Technical Center “CОМSЕТ”	7 Zeleny Prospekt st., Moscow, 111141	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	28.11.2000	—	—
Closed Joint Stock Company “RTC-Center”	15a Kalanchevskaya st., Moscow, 107078	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	01.03.1996	—	—
Closed Joint Stock Company “Rustel”	6 Degtyarny Pereulok st., bldg. 2, Moscow	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.08.1996	—	—

Closed Joint Stock Company “Strakhovaya Compania Profsoyuza Rabotnikov Svyazi “Costars” (“Costars” Insurance Company of the Telecommunications Employee Labor Union)	42 Leninsky Prospekt st., bldg. 3, office 33-08, Moscow, 117119	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	19.10.1993	—	—
Closed Joint Stock Company “Telecomcity”	5 Delegatskaya st., Moscow, 103091	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	03.06.1997	—	—
Limited Liability Company “Telecomcenter”	46 Dmitrovskoye Shosse st., bldg. 1, Moscow, 127238	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	26.04.2006	—	—
Limited Liability Company “TverTelecom”	24 Novotorzhskaya st., city of Tver, 170000	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	31.12.2003	—	—
Open Joint Stock Company “InfoTekS Taganrog Telecom”	19 Oktyabrskaya st., city of Taganrog, 347935	The entity belongs to the same group as the Company: OJSC “InfoTekS Taganrog Telecom” is indirectly controlled by OJSC “Rostelecom”	10.10.2002	—	—

Open Joint Stock Company Moscow Long-Distance Telephone Exchange No. 9 (“MMTS-9”)	7 Butlerova st., Moscow, 117485	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	23.05.1997	—	—
Open Joint Stock Company “RTComm.RU”	15a Kalanchyovskaya st., Moscow, 107078	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	06.02.2002	—	—
Open Joint Stock Company “Central Company Business Network”	1 Marshala Vasilevskogo st., bldg. 2, Moscow, 123098	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	27.06.1996	—	—
Dmitry A. Ageev	Moscow	The person belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	19.06.2006	—	—

Marina V. Bulgakova	St. Petersburg	The entity belongs to the same group as the Company: the person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	10.11.2003	—	—
		The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	30.06.2004
Sergei G. Ivanov	Moscow	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	30.06.2006	—	—
Yevgeny V. Ishigenov	City of Ulan-Ude	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	20.03.2006	—	—
Viktor I. Kaledin	Moscow	The entity belongs to the same group as the Company: the person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	07.03.2006	—	—

Oleg D. Klovsky	City of Samara	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	24.03.2006	—	—
Andrei V. Kovtun	City of Komsomolsk-on-Amur	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	14.03.2006	—	—
Nikolai G. Krivoshein	Moscow	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	02.07.2004	—	—
Anatoly I. Parfenov	City of Novosibirsk	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	02.07.2004	—	—

Olga N. Rumyantseva	Moscow	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	19.06.2006	—	—
Olga V. Sidorenkova	Moscow	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	30.06.2006	—	—
Alexey A. Shatulin	City of Kamen-na-Obi of Altay Region	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity	30.09.2004	0.000041	0,00

Oleg S. Shedenkov	Moscow	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	01.10.2003	—	—
		The person working for OJSC “Rostelecom” is simultaneously sole executive body of another entity.	27.08.2004
Vadim M. Yakovlev	St. Petersburg	The entity belongs to the same group as the Company: The person working for OJSC “Rostelecom” together with other persons working for OJSC “Rostelecom” constitutes over 50% in the Board of Directors of another entity	01.10.2003	—	—
Closed Joint Stock Company “YurBusinessCenter”	1 Artilleriyskaya st., St. Petersburg	CJSC “YurBusinessCenter” belongs to the same group as the Company	10.11.2003	—	—
Individual entrepreneur Ye. V. Ishigenov	5 Oktyabrskaya st., flat 41, city of Ulan-Ude, Republic of Buryatiya, 670002	Ye. V. Ishigenov belongs to the same group as the Company	20.03.2006	—	—
Limited Liability Company “MDK”	3 Krupskoy st. ,flat 411, city of Samara, 443099	LLC “MDK” belongs to the same group as the Company	24.03.2006	—	—
Limited Liability Company “Norma-Trade”	1 Zavodskaya st., city of Komsomolsk-on-Amur	LLC “Norma-Trade” belongs to the same group as the Company	14.03.2006	—	—
Limited Liability Company “Stil”	80 Severnaya st.,flat 4, city of Kamen-na-Obi, Altai Territory, 658707	LLC “Stil” belongs to the same group as the Company	30.09.2004	—	—

Limited Liability Company “UralInform-TV”	2 Krupskoy st., city of Perm, 614060	The entity belongs to the same group as the Company: LLC “UralInform-TV” is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

II. Changes in the List of Affiliated Persons which took place within the period from 01 07 2006 to 30 09 2006

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
1	New members of Management Board were elected	01.07.2006	30.09.2006

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Sergei L. Akopov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2005	—	—
Konstantin V. Belyaev	Moscow	Member of Collective Executive Body of the Company	01.07.2005	—	—
Andrei A. Gaiduk	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2005	—	—
Yevgeny V. Gerasimov	St. Petersburg	Member of Collective Executive Body of the Company	10.03.2006	—	—
Dmitry M. Gurevich	Moscow	Member of Collective Executive Body of the Company	01.07.2005	—	—
Dmitry Ye. Yerokhin	Moscow	Member of Collective Executive Body of the Company	01.07.2005	0.000371	0.00
Alexander I. Isaev	St. Petersburg	Member of Collective Executive Body of the Company	16.08.2005	—	—
Vladimir K. Mironov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2005	—	—
Galina V. Rysakova	Moscow	Member of Collective Executive Body of the Company	01.07.2005	—	—
Dmitry V. Sigalov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2005	—	—
Vladimir V. Terekhov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2005	—	—
Roman A. Frolov	Moscow Region	Member of Collective Executive Body of the Company	03.02.2006	—	—
Andrei A. Shlyapnikov	Moscow	Member of Collective Executive Body of the Company	01.07.2005	—	—

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Sergei L. Akopov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Stanislav P. Avdiyants	Moscow	Member of Collective Executive Body of the Company	01.07.2006	0.000813	0.000151
Yury A. Bilibin	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Andrei A. Gaiduk	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Yevgeny V. Gerasimov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Dmitry M. Gurevich	Moscow	Member of Collective Executive Body of the Company	01.07.2006	—	—

Dmitry Ye. Yerokhin	Moscow	Member of Collective Executive Body of the Company	01.07.2006	0.000371	0.00
Alexander I. Isaev	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Anton Yu. Klimenko	Moscow Region	Member of Collective Executive Body of the Company	01.07.2006	—	—
Vladimir K. Mironov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Galina V. Rysakova	Moscow	Member of Collective Executive Body of the Company	01.07.2006	—	—
Vladimir V. Terekhov	St. Petersburg	Member of Collective Executive Body of the Company	01.07.2006	—	—
Roman A. Frolov	Moscow Region	Member of Collective Executive Body of the Company	01.07.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
2	LLC “Izhcom” was excluded from the List of Affiliated Persons	29.08.2006	30.09.2006

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Limited Liability Company “Izhcom”	278 Pushkinskaya st., city of Izhevsk, 426008, Russia	The entity belongs to the same group as the Company:LLC Russian-American company “Izhcom”is an entity under indirect control of OJSC “Svyazinvest”	11.10.2002	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
3	CJSC “RusLeasingSvyaz” was excluded from the List of Affiliated Persons	30.09.2006	30.09.2006

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Closed Joint Stock Company “RusLeasingSvyaz”	6 2nd Spasonalivkovsky Pereulok st., Moscow, 426008, Russia	The entity belongs to the same group as the Company: LLC Russian-American company “Izhcom”is an entity under indirect control of OJSC “Svyazinvest”	29.05.1997	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
4	LLC “Parma-Inform” was included in the List of Affiliated Persons	19.09.2006	30.09.2006

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Limited Liability Company “Parma-Inform”	160 Internatsionalnaya st., city of Sykryvkar, 167982, Republic of Komi, Russia	The entity belongs to the same group as the Company: LLC “Parma-Inform” is an entity under indirect control of OJSC “Svyazinvest”	19.09.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
5	CJSC “Saratov-Mobile” was included in the List of Affiliated Persons	18.09.2006	30.09.2006

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Closed Joint Stock Company “Saratov-Mobile”	40 Kiseleva st., city of Saratov, 410600, Russia	The entity belongs to the same group as the Company: CJSC “Saratov-Mobile” is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
6	CJSC “Pensa-Mobile” was included in the List of Affiliated Persons	18.09.2006	30.09.2006

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Closed Joint Stock Company “Pensa-Mobile”	3/1 Kuprinast., city of Pensa, 440606, Russia	The entity belongs to the same group as the Company: CJSC “Pensa-Mobile”is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
7	CJSC “Chuvashiya-Mobile” was included in the List of Affiliated Persons	18.09.2006	30.09.2006

Information on Affiliated Persons after the change:

2	3	4	5	6	7
Closed Joint Stock Company “Chuvashiya-Mobile”	83 K. Ivanova st., city of Cheboksary, 428018, Republic of Chuvashiya, Russia	The entity belongs to the same group as the Company: CJSC “Chuvashiya -Mobile” is an entity under indirect control of OJSC “Svyazinvest”	18.09.2006	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
8	ALC Television And RadioCompany “Yalta”was excluded from the List of Affiliated Persons	30.09.2006	30.09.2006

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Additional Liability Company Television And RadioCompany “Yalta”	7 Sokhanya st., city of Yalta, 334200, Crimea, Ukraine	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	03.12.1997	—	—

No	Changes in the List of Affiliated Persons	Date of change	Date of introduction to the list
9	LLC “Informtech” was excluded from the List of Affiliated Persons	30.09.2006	30.09.2006

Information on Affiliated Persons before the change:

2	3	4	5	6	7
Limited Liability Company “Informtech”	7 Sokhanya st., city of Yalta, 334200, Crimea, Ukraine	The Company is entitled to dispose of over 20% of the total number of votes, corresponding to the shares (contributions, participation interests) that make up charter (depository) capital of this entity	05.11.1997	—	—